UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2004

GRUPO AEROPORTUARIO DEL SURESTE S.A. DE C.V. (SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Blvd. Manuel Avila Camacho, No. 40, 6th Floor Col. Lomas de Chapultepec 11000 México, D.F.

(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

          Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

          Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

ASUR Announces Total Passenger Traffic
for August 2004 up 9.0% Year-over-Year

Mexico City, September 7th, 2004, Grupo Aeroportuario del Sureste, S.A. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR) today announced that total passenger traffic for the month of August 2004 increased by 9.0% percent when compared to August 2003.

All figures in this announcement reflect comparisons between the 31-day period starting August 1 through August 31, 2004 and 2003. Transit and general aviation passengers are excluded.

Airport	August 2003	August 2004	% Change
Cancún	839,663	917,390	9.3%
Cozumel	49,875	55,295	10.9%
Huatulco	29,016	29,899	3.0%
Merida	84,288	86,439	2.6%
Minatitlan	11,279	10,954	(2.9%)
Oaxaca	43,454	48,333	11.2%
Tapachula	16,253	16,363	0.7%
Veracruz	44,977	52,422	16.6%
Villahermosa	52,903	60,445	14.3%

ASUR Total	1,171,708	1,277,540	9.0%

About ASUR:

Grupo Aeroportuario del Sureste, S.A. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

- ENDS -

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A. de C.V.

Date: September 8, 2004	By: /s/ ADOLFO CASTRO RIVAS Name: Adolfo Castro Rivas Title: Director of Finance (Principal Financial and Accounting Officer)